

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 28, 2017

Via E-Mail
Mr. Jeff Toghraie
Director and Chief Executive Officer
Reviv3 Procare Company
9480 Telstar Avenue, Unit 5
El Monte, CA 90211

   Re: **Reviv3 Procare Company**
      Pre-effective Amendment 1 to Registration Statement on Form S-1
      Filed November 17, 2017
      File No. 333-220846

Dear Mr. Toghraie:

   We reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. Refer to comment 2 in our letter dated October 31, 2017. As requested previously, please revise your disclosure throughout the registration statement to indicate that the selling shareholders will sell at a fixed price of $0.05 per share until your shares are quoted on OTCQB. Your current disclosure indicates that the resellers may sell at prices up to $0.05 until the shares are quoted on the OTCQB. In addition, please replace the words "the OTC Market," "OTC securities," and "OTC stocks" with "OTCQB."

Business, page 1

2. Refer to comment 5 in our letter dated October 31, 2017. As requested previously, please identify your principal suppliers in the business section. See Item 101(h)(4)(v) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

3. Refer to comment 12 in our letter dated October 31, 2017. As noted previously, disclosure that Jeff Toghraie is your sole director is inconsistent with disclosure on page II-5 that Nancy Hundt is also a director. Please remove the word "sole" from footnotes (5) and (7).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

4. We note your response to comment 14 in our letter dated October 31, 2017. Your disclosure on page 39 continues to state that operating expenses are approximately $26,000 monthly and $312,000 annually, which appears to be substantially less than the operating expenses recorded in your annual financial statements. Please revise your filing to clarify the specific nature of the expenses to which you are referring, or explain why the amounts are substantially less than your historical operating expenses.

Certain Relationships and Related Transactions, page 42

5. Refer to comment 16 in our letter dated October 31, 2017. Revised disclosure in the first, second, fourth, and sixth paragraphs suggests that Max Toghraie, rather than Jeff Toghraie, is your chief executive officer. Please revise your disclosure in those paragraphs to make clear that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer.

6. Refer to comment 16 in our letter dated October 31, 2017. Revised disclosure in the third and fifth paragraphs that Shircoo, Inc. is managed by your chief executive officer, Max Toghraie, is inconsistent with disclosure in footnote (7) on page 36 that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer. Please revise your disclosure in the third and fifth paragraphs on page 43 to indicate that Shircoo, Inc. is managed by Max Toghraie, the brother of your chief executive officer.

Recent Sales of Unregistered Securities, page II-2

7. Refer to comment 17 in our letter dated October 31, 2017. For securities relating to the contribution agreement and services provided, state the monetary value of the securities issued. See Item 701(c) of Item 701 of Regulation S-K.

Signatures, page II-5

8. Refer to comment 19 in our letter dated October 31, 2017. As noted previously, the registration statement must be signed also by your controller or principal accounting officer. See instructions for signatures on Form S-1, and revise.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: Via E-mail
William R. Eilers, Esq.
Eilers Law Group, P.A.
1000 Fifth Street, Suite 200 – P2
Miami Beach, FL 33139